UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 27, 2025, Enlight Renewable Energy Ltd. (the “Company”) issued an investor presentation titled: “Enlight and the IRA Transition" which is furnished as Exhibit 99.1 herewith.

Following a conference call (in Hebrew), which was held today, the Company will conduct a conference call in English on Thursday, May 29, 2025, at 8:00 AM ET / 3:00 PM Israel time, to review the presentation. Enlight’s management will hold a question-and-answer session during the conference call.

The investor presentation and an archived version of the webcast will be accessible on the Company’s website at https://enlightenergy.co.il/data/investors-conference/.

Participants may join by conference call or webcast:

Conference Call
United States/Canada Toll Free:	1-877-269-7751
International Toll:	+1-201-289-0908

Webcast
Please register and join the live webcast:
https://viavid.webcasts.com/starthere.jsp?ei=1722533&tp_key=e4b5a3b592

Incorporation by Reference

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Investor presentation, dated May 27, 2025, titled: “Enlight and the IRA Transition”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: May 27, 2025	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel